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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*

                            Oxford Industries, Inc.
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                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                  691497-30-9
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                                 (CUSIP Number)

                               December 31, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 691497309                      13G                   Page 2 of 4 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        John Hicks Lanier
        Social Security No. ###-##-####
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
        N/A
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        United States
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     Number of             5.      Sole Voting Power

      Shares                       1,763,138
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                              0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     1,763,138
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                           0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,763,138 (Includes 68,600 shares which may be acquired within 60 days after December 31, 2004 pursuant to the exercise of stock options.)
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        N/A
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        10.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
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                                                               Page 3 of 4 Pages

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer

Oxford Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

222 Piedmont Avenue, N.E.
Atlanta, Georgia  30308

Item 2(a).  Name of Person Filing

John Hicks Lanier

Item 2(b).  Address of Principal Business Office, or, if none,
Residence

222 Piedmont Avenue, N.E.
Atlanta, GA 30308

Item 2(c).  Citizenship

U.S.A.

Item 2(d).  Title of Class of Securities

Common Stock, $1.00 Par Value

Item 2(e).  CUSIP Number

691497-30-9

Item 3.

Not Applicable

Item 4.  Ownership

See Items 5,6,7,8,9, and 11

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable




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                                                               Page 4 of 4 Pages

                                  SCHEDULE 13G


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

         Persons other than the undersigned have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 672,456 shares of Oxford Industries, Inc. common stock beneficially owned by the undersigned. No such person's interest relates to 5% of the outstanding shares of such stocks.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

Not Applicable

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This 13G was not filed timely due to an administrative oversight. Action has been taken to rectify the situation for future filings.

July 1, 2005
Date


/S/ John Hicks Lanier
-----------------------
Signature
J. Hicks Lanier,
Chief Executive Officer
Name/Title